Exhibit 21.1

Subsidiaries of Aclaris Therapeutics, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Aclaris Therapeutics International, Ltd.	United Kingdom
Vixen Pharmaceuticals, Inc.	Delaware
Confluence Life Sciences, Inc.	Delaware